Exhibit 99.31

Canopy Growth Corporation to Announce First Quarter Fiscal 2018 Financial Results

SMITHS FALLS, ON, Aug. 8, 2017 /CNW/—Canopy Growth Corporation (TSX: WEED) (“Canopy Growth”) will release its financial results for the first quarter fiscal 2018 ended June 30, 2017 on August 14, 2017.

Following the release of its first quarter fiscal 2018 financial results, Canopy Growth will host a conference call and audio webcast with Bruce Linton, CEO and Tim Saunders, CFO at 8:30 AM Eastern Time the same day.

Webcast Information

A live audio webcast will be available at:

http://event.on24.com/r.htm?e=1479057&s=1&k=8A5FD05045655D0E0CBE2EBE71E7AFFD

Calling Information

Toll Free Dial-In Number: 1-888-231-8191

International Dial-In Number (647) 427-7450

Conference ID: 64439345

Replay Information

A replay of the call will be accessible by telephone until 11:59 PM ET on November 14, 2017.

Toll Free Dial-in Number: 1-855-859-2056

Replay Password: 64439345

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. For more information visit www.canopygrowth.com.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/August2017/08/c2922.html

%SEDAR: 00029461E

For further information: Tyler Burns, Investor Relations, Tyler.burns@canopygrowth.com, 1-855-558-9333 ex 122; Jordan Sinclair, Director of Communications, Jordan@canopygrowth.com, 613-769-4196; Director: Bruce Linton, tmx@tweed.com, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 07:00e 08-AUG-17